Media RELEASE	26 December 2006

pSivida enters licensing negotiations with major global pharma for drug delivery technologies

pSivida to receive US$990k for three months exclusive negotiation rights and additional preclinical study

Boston, MA. and Perth, Australia - Global drug delivery company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that it is has entered into an exclusive negotiation period with a major global pharmaceutical company, to acquire a worldwide, royalty bearing license to make, use and sell products using pSivida’s drug delivery technologies.

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The pharmaceutical company will make payments totalling US$990k (AU$1.3m) to pSivida for the right to exclusively negotiate a licensing agreement with the Company for a period of three months and to fund the cost of a preclinical study.

•	The preclinical study will focus on an evaluation of pSivida’s drug delivery technologies in a very significant product opportunity.
•	This announcement follows several 12 month evaluation agreements of pSivida’s drug delivery technologies with large companies including this major global pharmaceutical company.

•	pSivida recently completed a placement to raise US$2.9m (AU$3.7m) before costs to Australian and European investors.
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This raising is an interim financing measure prior to the expected closing of the definitive documents with Nordic Biotech Advisors for a US$4.0m (AU$5.1m) corporate investment in pSivida and a US$22.0m (AU$28.2m) investment over time in a “Special Purpose Vehicle” (SPV) that is expected to fully fund pSivida’s portion of costs to develop MedidurTM for the treatment of the chronic eye disease diabetic macular edema (DME).

Dr. Roger Brimblecombe, CEO and Chairman of pSivida Limited said, “We are delighted to be working with this major global pharma and to build our relationship on the positive findings from their initial pre-clinical evaluation of our drug delivery technologies.”

-ENDS-

Released by:

pSivida Limited Brian Leedman Director of Investor Relations pSivida Limited Tel: + 61 412 281 780 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Accent Marketing Limited Eva Reuter Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering.

pSivida’s intellectual property portfolio consists of 76 patent families, 95 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This document contains forward-looking statements that involve risks and uncertainties including with respect to the major global pharma’s acquiring a license to pSivida’s drug delivery technology; the potential signing of definitive agreements with Nordic on the terms described; the amount of pSivida’s portion of the costs to develop Medidur™ for DME; the potential size of certain markets; and potential products, applications and regulatory approvals. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including:

the failure of the company to successfully negotiate and sign a license agreement with the major global pharma on advantageous terms or at all; failure of the ongoing evaluation with the major global pharma to produce favorable results; failure of the focus of the preclinical study to be in a very significant product opportunity; failure of the company to successfully close the transaction with Nordic contemplated by the MOUs with Nordic; the failure of the Company to obtain the requisite shareholder approvals to complete the Nordic transactions; failure of pSivida’s share of Medidur™ development costs to be no more than US$22m; failure of the results of the Retisert™ for DME trial to be a good indicator of the results of pSivida’s ongoing Phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; failure of Medidur™ to release fluocinolone acetonide at the same rate as Retisert™; our inability to recruit patients for the Phase III Medidur™ for DME trial; our inability to raise additional funds at favourable terms or any terms; our inability to repay the amended notes and new convertible notes; our inability to develop proposed products, including without limitation, in the drug delivery, wound healing, orthopaedics, and tissue engineering, diagnostics and food technology fields; failure of our evaluation agreements to produce favorable results and/or result in license agreements; failure to develop applications for BioSilicon™ due to regulatory, scientific or other issues; failure to complete negotiations for new centers for the BrachySil™ Phase IIb clinical trial for inoperable primary liver cancer; failure of our discussions with the FDA for BrachySil™ to continue or to lead to FDA approval; failure of the BrachySil™ Phase IIb clinical trial for inoperable primary liver cancer to determine the optimal dose, provide key safety data or support future pivotal efficacy trials or product registration or approval; failure of the BrachySil™ primary liver program that is in Phase IIb clinical trials to provide a valuable platform for the development and commercialisation of BrachySil™ for pancreatic cancer and other indications; failure of the findings of the pancreatic cancer Phase IIa trial to provide a platform for further multicenter efficacy and safety trials; and failure of there to be optimisation and standardisation between our two  pancreatic cancer study centres. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.